Kidde

03 JAN 23 AM 7:21

03003250

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

14 January 2003

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public in October.

Yours faithfully

E Palmer

pp S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/24

Kidde plc
Mathisen Way
Poyle Road Colnbrook
Berkshire SL3 0HB UK

Tel +44 (0) 1753 689848
Fax +44 (0) 1753 682572
www.kidde.com

Registered office:
Mathisen Way Colnbrook
Slough Berkshire
SL3 0HB UK
Registered in England No:

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above - non beneficial interest of dependant children

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Michael Harper A/C GMH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase A/C GMH

7) Number of shares/amount of stock acquired

1,000

8) Percentage of issued class

less than 0.5% of the company's issued share capital

9) Number of shares/amount of stock disposed

0

10) Percentage of issued class

less than 0.5% of the company's issued share capital

11) Class of security

Ordinary Shares of 10p each

12) Price per share

72p

13) Date of transaction

3 December 2002

14) Date company informed

3 December 2002

15) Total holding following this notification

285,965

16) Total percentage holding of issued class following this notification

less than 0.5% of the company's issued share capital

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

-

24) Name of contact and telephone number for queries

Steve Hornbuckle 01753 766243

25) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Secretary

Date of Notification 3 December 2002

Kidde

Press Release

9 December 2002

Acquisition of Kongsberg Maritime's fire protection business

Kidde plc, the global fire and safety group, today announces the acquisition of the business and assets of Kongsberg Maritime's fire protection business, Norway's leading provider of fire and safety monitoring systems to the global marine industry. This business is a division of Kongsberg Maritime Ship Systems. The total consideration is NOK 55.5m (£4.8m).

Kongsberg Maritime's fire protection business provides a comprehensive fire protection and safety monitoring system for cruise liners, ferries and other passenger carrying vessels for which it uses Kidde's Autrosafe fire detection and alarm product. Customers include Royal Caribbean Cruise Line, Carnival Corporation and Crystal Cruises. The business will be integrated with Kidde's Autronica Fire and Safety business in Trondheim, giving the company the platform to supply the international marine market with a comprehensive fire and safety solution and develop the world-wide service business. Kongsberg Maritime's fire protection business's sales in the year ended 31 December 2001 were NOK 84.8m (£7.4m), of which 25% was service revenue; profit before interest and tax attributable to the assets being acquired was estimated as NOK 9m (£788K). Net assets are currently estimated at NOK 36m (£3.1m).

The Kidde group is the major supplier of fire protection equipment to the marine sector, with Kidde gaseous fire suppression systems, Heien Larssen water mist systems, the 'Graviner' oil mist detector for marine diesel engines and Angus fire hose and foam products. The acquisition will complement a comprehensive product offering to the expanding marine sector.

Commenting on the acquisition, Michael Harper, Kidde chief executive, said:

"This acquisition gives Kidde important new supply and service opportunities in marine markets. Autronica, Heien Larssen, Kidde Fire Protection Services and Kidde Fenwal together make a formidable product offering to this important sector of our business."

Enquiries:

Kidde plc **+44 (0)1753 689848**
Michael Harper, Chief Executive
John Nicholas, Finance Director

Finsbury Group **+44 (0)20 7251 3801**
Edward Orlebar
Melanie Gerlis

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper (JMH)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding if that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclayshare Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP re-investment - Single Company

7) Number of shares/amount of stock acquired

235

8) Percentage of issued class

Less than 0.5% of the company's issued share capital

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10P each

12) Price per share

71.45

13) Date of transaction

3 January 2002

14) Date company informed

8 January 2002

15) Total holding following this notification

286,200

16) Total percentage holding of issued class following this notification

less than 0.5% of the company's issued share capital

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Steve Hornbuckle 01753 766243

25) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Secretary

Date of Notification 9 January 2002

Kidde

Press Release

9 January 2003

Kidde plc
Trading Update

Kidde plc, the global fire and safety group, today announces an update on market conditions and trading for 2002. The preliminary results will be announced on 5 March 2003.

Summary

Market conditions in the second half of 2002 were much as expected. Civil aerospace OEM demand levels were lower than in the second half of 2001 and there was a marked slowdown in the power generation sector. On a positive note, the aerospace aftermarket business was stronger than in the second half of 2001; demand from defence projects was strong; and the consumer products business had a good final quarter. Although full year sales were slightly lower than in 2001, they were in line with the Board's expectations. Group margins reflected reorganisation benefits. The Group maintained its strong cash flow performance and effectively managed foreign exchange.

Divisional Trading Comment

Thanks to aggressive cost reduction efforts, the Aerospace and Defence businesses have dealt effectively with the downturn in the market for large commercial OEMs. Meanwhile Kidde maintained its strong position in the relatively more resilient regional aircraft segment. The effect of reduced airline capacity on Kidde's aftermarket business was partially offset by continued strong demand for retrofit and upgrade programmes. The military aerospace sector remained strong, with growing sales on the F-18 E/F, C-17 and F-22 programmes. The contract for the complete fire protection of the F-35 Joint Strike Fighter has commenced and deliveries to the Interim Armored Vehicle programme have also gone well. Military bridge contracts with the US and UK defence departments have made good progress and will bring added benefit from 2003 onwards.

The slowdown in investment in power generation in the USA during 2002 adversely affected the Combustion Control business. The Eclipse range of products acquired during the year made a satisfactory start, strengthening the company's position in the process heating market.

The Emerging Markets sector experienced good growth in petrochemical markets in both South America and Asia during the year, but the political uncertainty in Brazil and economic turmoil in Argentina delayed many investment decisions by major customers so that the fourth quarter was notably weaker. Good progress has been made to distribute Kidde products more widely in Asia although the markets showed little growth.

The Residential and Commercial business experienced greatly improved demand for consumer safety products in the seasonally important fourth quarter. An effective strategy to improve consumer awareness, the implementation of a rapid response programme to react to incidents and changing local regulation in North America have produced encouraging results, enhanced by the improved position Kidde achieved earlier in the year with the major retailers.

The Industrial Fire Protection business in North America took measures to reduce its cost base in the face of slower trading conditions in many end-user markets, particularly telecommunications, data storage and power generation. The weaker market conditions have also led to increased competitive pressure in areas such as fixed fire suppression systems. The fire fighting sector has been mixed; whilst municipal fire brigades experienced reduced government funding, specialist fire truck and fire fighting foam sales have grown significantly. Good growth was also achieved in the international petrochemical sector and other specialist areas such as fire protection for commercial kitchens.

In the European Industrial market, conditions in the second half became more difficult. The international petrochemical business has seen good growth, although the North Sea Offshore market remained disappointing. Fire fighting product sales grew ahead of plan and benefited from the UK Government's actions to equip back-up emergency vehicles in preparation for the fire fighters' industrial action. Key rationalisation projects have been successfully implemented, notably in the UK, generating expected profitability improvements ahead of schedule. In Italy and Spain good progress is being made to reduce costs and improve efficiencies.

Corporate Development

The acquisition of Ajax, the broadly based fire protection business in the Netherlands, was completed in September. Integration is well advanced and the company made a satisfactory contribution to the fourth quarter. Kongsberg's Marine Fire Protection business was acquired in December and was combined with Autronica in Trondheim, strengthening Kidde's presence in the marine fire protection market.

The Associate Companies have traded at similar levels as in 2001 and the contribution from Baxi will benefit from lower reorganisation costs.

Outlook for 2003

Underlying results in 2003 are expected to continue to demonstrate the resilient qualities of the Group. With an opening order book at similar levels to 2002 the Group has a stable platform for the challenges ahead. The recent strengthening of sterling compared to the US dollar would, if maintained, affect reported results as each one cent movement in the exchange rate impacts divisional profit by approximately £0.5m.

We expect the difficult trading conditions in the aerospace OEM market to continue and that there will not be any short term improvement in demand from the power generation or telecommunications and data storage sectors. We expect the defence sector to remain robust with sales growth coming from new programmes and we anticipate that the aerospace aftermarket will remain steady.

In uncertain economic conditions our industrial markets will be particularly competitive so, whilst we expect some improvement in the US economy, we intend to continue to focus on reducing costs and maintaining our competitive position. Halon replacement and the continuing development of sales to the petrochemical sector will be features of the business in Europe.

Kidde

Press Release

Consumer safety continues to offer a significant opportunity in the coming year and we expect to invest further in improving consumer awareness of the need for fire safety in both the US and International markets, which should generate growth in demand ahead of general consumer spending levels.

Commenting on the update on 2002 trading, Michael Harper Chief Executive said,

"*The group has demonstrated its traditional resilience. We have come through a challenging year in which reduced cost levels have enabled us to cope successfully with the new demands on the business. We will continue to work on improving competitiveness further still and are well positioned to take advantage of any improvements in conditions in the year ahead.*"

Enquiries:

Kidde plc +44 (0)1753 689 848
Michael Harper, Chief Executive
John Nicholas, Group Finance Director

Finsbury Group +44 (0)20 7251 3801
Edward Orlebar
Charlotte Hepburne-Scott